July 23, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:	Berry Petroleum Corporation
Registration Statement on Form S-1 (File No. 333-226011)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), as representatives of the several underwriters of Berry Petroleum Corporation (the “Company”) in connection with the proposed initial public offering of the Company’s common stock, we hereby join the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness for 3:30 p.m., Washington, D.C. time, on July 25, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 16, 2018, through the date hereof:

Preliminary Prospectus dated July 16, 2018:

1,572 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows.]

Very truly yours,

GOLDMAN SACHS & CO. LLC WELLS FARGO SECURITIES, LLC BMO CAPITAL MARKETS CORP.

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Authorized Signatory

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ Elizabeth Alvarez
Authorized Signatory

By:	BMO CAPITAL MARKETS CORP.

By:	/s/ Michael Cippoletti
Authorized Signatory

For themselves and as Representatives of the other Underwriters named in Schedule I to the Underwriting Agreement.

Signature Page to Acceleration Request